Exhibit 4.40

Summary of the Rural Partnership Agreement, entered into on March 11, 2019, in connection with Fazenda Araucária

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the current company vested in the possession of the land, Marinho Endres de Quadros, as the individual interested in entering into a rural partnership with BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, and Imobiliária Araucária Ltda., as the owner of the land.

Purpose: Granting of the possession, for a one-year-term, of a total area equivalent to 357.98 useful hectares, which comprises the plots of land nos. 18, 21 and 22 of Fazenda Araucária for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Mr. Marinho Endres de Quadros shall be entitled to five bags of sorghum per hectare, and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas shall be entitled to the remainder of the production.